Exhibit 12

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

						6 Months	6 Months	12 Months
						Ended	Ended	Ended
Earnings:	2008	2009	2010	2011	2012	June 30, 2012	June 30, 2013	June 30, 2013

Income from continuing operations
before tax and noncontrolling interest	$1,246	$1,620	$1,532	$1,745	$1,874	$622	$229	$1,481
Less: Income from equity investees	—	—	—	—	—	—	—	—
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,246	1,620	1,532	1,745	1,874	622	229	1,481
Add:
Fixed charges (see below)	445	462	492	523	564	281	284	567
Amortization of capitalized interest	2	2	2	4	2	1	1	2
Distributed income of equity investees	—	—	—	—	—	—	—	—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—	—	—	—
Subtract:
Interest capitalized	(3)	(4)	(7)	(4)	(8)	(4)	(3)	(7)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	—	—	—	—	—	—	—	—
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	(170)	(94)	—	—	—	—	—	—

Earnings as adjusted	$1,520	$1,986	$2,019	$2,268	$2,432	$900	$511	$2,043

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	$407	$420	$429	$463	$499	$249	$253	$503
Add: AFUDC	27	32	43	42	40	20	18	38
Interest expenses - net of capitalized interest	434	452	472	505	539	269	271	541
Interest capitalized (2)	3	4	7	4	8	4	3	7
Interest portion of rental expense (3)	8	6	13	14	17	8	10	19

Total fixed charges	$445	$462	$492	$523	$564	$281	$284	$567

Ratio	3.42	4.30	4.10	4.34	4.31	3.20	1.80	3.60

(1)	Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2)	Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership.
(3)	Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.